[Citigroup Letterhead]

September 24, 2007

John Ganley, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-4720

RE:          BlackRock EcoSolutions Investment Trust

                Common Shares of Beneficial Interest

                Registration Nos. 333-143800 and 811-22082

Dear Mr. Ganley:

                Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective Underwriters of the above captioned securities, hereby joins in the request of BlackRock EcoSolutions Investment Trust that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on September 25, 2007, or as soon thereafter as practicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jacques Lilly
Jacques Lilly
Managing Director